Filed by Canadian Pacific Railway Limited
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including any proxy statement, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***
CP has paid to have the following run as advertisements on the website www.Politico.com and in its daily newsletter from February 16 to 19, 2016:

POLITICO
Magazine | 2016 Election | Policy | PRO | 50 | U.S. Edition

IT'S TIME TO TALK ABOUT THE FUTURE OF RAIL
CP-NS is right for North America.
LEARN WHY

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With narrow T&I win, Shuster's FAA bill heads to House floor

By **MARTINE POWERS** | 02/12/16 10:00 AM EST

With help from Heather Caygle and Lauren Gardner

DON'T COUNT HIM OUT: Sure, it was a narrow margin — 32-26. But for House Transportation Committee Chairman Bill Shuster, the successful T&I thumbs-up on the AIRR Act (H.R. 4441) — with votes of approval from all but two Republicans — counted as a major coup. Despite naysayers from both sides of the aisle vowing to oppose the bill, it's now got some momentum as it makes its way to the House floor, likely later this month. Our Heather Caygle and Lauren Gardner tag-teamed the marathon session, and they've got plenty of details for Pro readers. The takeaway: "Republicans prevailed … in preserving Shuster's approach to overhauling the U.S. air traffic control system," Lauren writes, "turning back a Democratic amendment to make significant changes to the bill's structure." Another Rep. Peter DeFazio amendment, to allow the FAA to ban lithium-ion battery shipments on planes, also got the ax.

IT'S TIME TO TALK ABOUT THE FUTURE OF RAIL
CP-NS is right for North America.
LEARN WHY

After the vote, Shuster said the bill's passage was a win for aviation — and also a win for the legislative process. "The committee considered approximately 75 amendments during today's meeting, and more than half of them were approved," Shuster said in a statement. "Today's open process led to many improvements to the legislation, and I look forward to moving ahead."

Smooth sailing from here? No way. As our Kathy Wolfe writes, appropriator and Senate Commerce Committee member Jerry Moran panned the bill on

IT'S TIME TO TALK ABOUT THE FUTURE OF RAIL
CP-NS is right for North America.
LEARN WHY

ABOUT THE AUTHOR

Martine Powers covers transportation and infrastructure for POLITICO Pro, and writes the Morning Transportation newsletter. She previously worked at the Boston Globe, and completed a Fulbright Fellowship in Trinidad & Tobago. Her work has also appeared in the Miami Herald, the Tampa Bay

A message from Canadian Pacific: CP strongly believes that a combined railroad would offer unparalleled customer service and competitive rates that will support the success of the shippers and industries it serves, and satisfy the U.S. Surface Transportation Board and Canadian regulators. It's time to talk about the future of rail. Learn more at www.CPConsolidation.com